EXHIBIT 99.1

For Immediate Release	Date: April 3, 2023
23-24-TR

Teck Announces Filing of Meeting Materials and Receipt of Interim Court Orders in Respect of Proposed Spin Off of Steelmaking Coal Business and Sunset for Dual Class Share Structure

Proposed separation creates two world-class companies,

unlocking a broad spectrum of opportunities to maximize long-term value for Teck shareholders

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced it has filed the management proxy circular (the “Circular”) and related materials for its annual and special meeting of shareholders to be held on April 26, 2023 (the “Meeting”). At the Meeting, Teck is seeking shareholder approval for, among other things, the previously announced reorganization of Teck’s business (the “Separation”) to separate Teck into two independent, publicly-listed companies: Teck Metals Corp. (“Teck Metals”) and Elk Valley Resources Ltd. (“EVR”), and the previously announced proposal to introduce a six-year sunset for the multiple voting rights attached to the Class A common shares of Teck (the “Dual Class Amendment”), all of which are described in the Circular.

“Teck has secured all regulatory approvals required to proceed with our proposed separation and create two world-class companies committed to responsibly providing essential resources the world needs,” said Jonathan Price, CEO. “Our planned separation is in the best interests of Teck and all its stakeholders, providing investors with a clear choice for allocating investment between a premier copper growth company and a high margin, pure play steelmaking coal company, while creating more opportunities to maximize value for shareholders in the future.”

“This transaction is the result of a comprehensive review conducted by our Board and represents the best path forward to realizing Teck’s full potential,” said Sheila Murray, Chair of the Board, Teck. “This separation positions both businesses for even greater success, allows shareholders to optimize their exposure to the different underlying commodities, and maximizes long-term value without limiting optionality going forward.”

Teck also announced today that the Supreme Court of British Columbia has granted interim orders (the “Interim Orders”) in connection with the Separation and the Dual Class Amendment. The Interim Orders authorize the calling and holding of the Meeting to approve the Separation and the Dual Class Amendment. Copies of the Interim Orders are attached to the Circular.

The Board of Directors of Teck is recommending that shareholders vote for each of the Separation and the Dual Class Amendment.

The Separation and the Dual Class Amendment are not conditional on one another and if both the Separation and the Dual Class Amendment are approved, the Dual Class Amendment is expected to occur before the implementation of the Separation.

Shareholders of record as of the close of business on March 7, 2023 are entitled to receive notice of and vote at the Meeting. The Circular provides important information relating to the Separation, the Dual Class Amendment and related matters, voting procedures and how to attend the Meeting. Shareholders are urged to read the Circular carefully and in its entirety. The Circular is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and at www.TECKAGSM.com.

Shareholders who have questions regarding the Separation or the Dual Class Amendment or require assistance with voting at the Meeting should contact Teck’s proxy solicitation agent, Kingsdale Advisors, by phone or text at 1-888-213-0093 toll free in North America or 1-416-623-2512 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com.

About the Separation

The proposed Separation will create two world-class resource companies and provide investors with choice for allocating investment between two businesses with different commodity fundamentals and value propositions. Teck Metals will be growth-oriented, with premier, low-cost base metals production, a top-tier copper development portfolio and a disciplined capital returns policy. EVR will be a high-margin Canadian steelmaking coal producer, focused on long-term cash generation and providing cash returns to shareholders, with significant equity value accretion potential. Both companies will remain committed to strong environmental and social performance. For more information: click here

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These forward-looking statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

These forward-looking statements include, but are not limited to, statements relating to the proposed Separation; expected future attributes of Teck Metals and EVR following the Separation; the anticipated benefits of, and rationale for, the Separation; plans, strategies and initiatives for each of Teck Metals and EVR following the Separation; terms and conditions of the Separation; the timing for completion of the Separation; and other statements that are not historical facts.

Although we believe that the forward-looking statements in this news release are based on information and assumptions that are current, reasonable and complete, these statements are by their nature subject to a number of factors that could cause actual results to differ materially from management’s expectations and plans as set forth in such forward-looking statements, including, without limitation, the following factors, many of which are beyond our control and the effects of which can be difficult to predict: the possibility that the Separation and Dual Class Amendment will not be completed on the terms and conditions, or on the timing, currently contemplated, or at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder and court approvals and other conditions of closing

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necessary to complete the transactions or for other reasons; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Separation; risk that market or other conditions are no longer favourable to completing the Separation; risks relating to business disruption during the pendency of or following the Separation and diversion of management time; risks relating to tax, legal and regulatory matters; credit, market, currency, operational, commodity, liquidity and funding risks generally and relating specifically to the Separation, including changes in economic conditions, interest rates or tax rates; and other risks inherent to our business and/or factors beyond Teck’s control which could have a material adverse effect on Teck or the ability to consummate the Separation and Dual Class Amendment.

Teck cautions that the foregoing list of important factors and assumptions is not exhaustive and other factors could also adversely affect its results. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2022, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

The forward-looking statements contained in this news release describe Teck’s expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, Teck does not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations & Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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